SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 [d] OF THE SECURITIES

EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                      to

Commission file number 1-10890

HORACE MANN SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN

(Full title of the Plan)

HORACE MANN EDUCATORS CORPORATION

1 Horace Mann Plaza, Springfield, Illinois 62715

Registrant’s telephone number, including area code:

(217) 789 - 2500

(Name, Address and Telephone Number of Issuer)

REQUIRED INFORMATION

Financial Statements:

Item 4. In lieu of the requirements of Items 1-3, audited statements and schedule are prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended December 31, 2006 and 2005, and are presented on pages 3 through 11.

Horace Mann Service Corporation

Supplemental Retirement and Savings Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2006 and 2005

with Report of Independent Registered Public Accounting Firm

Horace Mann Supplemental

Retirement and Savings Plan

Financial Statements

and Supplemental Schedule

Years ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

Pension Committee and The Board of Directors

Horace Mann Educators Corporation

We have audited the accompanying statements of net assets available for benefits of the Horace Mann Supplemental Retirement and Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our 2006 audit was performed for the purpose of forming an opinion on the 2006 basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the 2006 basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2006 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2006 basic financial statements taken as a whole.

/s/ KPMG LLP

Chicago, Illinois

June 29, 2007

Horace Mann Supplemental Retirement and Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets
Investments:
Group Annuity Contract:
Mutual funds, at fair value	$70,981,075	$61,815,139
Fixed fund, at contract value	40,479,628	38,655,360
Horace Mann Educators Corporation Common Stock, at fair value	6,958,176	6,846,365
Participant loans	2,510,541	2,265,938
Cash and Accrued Income	494,790	398,848

Total assets	121,424,210	109,981,650

Liabilities
Accrued administrative expenses	85,961	127,789

Net assets available for benefits	$121,338,249	$109,853,861

See accompanying notes to financial statements.

Horace Mann Supplemental Retirement and Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2006 and 2005

	2006	2005
Additions to net assets attributed to:
Investment income:
Net realized and unrealized appreciation of investments	$8,942,252	$4,132,738
Dividends and interest	2,027,961	1,918,741

	10,970,213	6,051,479
Contributions:
Employer	3,751,687	3,756,875
Employees	7,430,472	7,015,701

Total additions	22,152,372	16,824,055

Deductions from net assets attributed to:
Withdrawals by participants	(10,257,235)	(8,962,517)
Administrative fees	(410,749)	(468,109)

Total deductions	(10,667,984)	(9,430,626)

Net increase during year	11,484,388	7,393,429

Net assets available for benefits
Beginning of year	109,853,861	102,460,432

End of year	$121,338,249	$109,853,861

See accompanying notes to financial statements.

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

(1) General Plan Information

(a)	Description of the Plan

The Horace Mann Supplemental Retirement and Savings Plan (the Plan) is sponsored by Horace Mann Service Corporation (HMSC) which is a wholly owned subsidiary of Horace Mann Educators Corporation (HMEC). HMSC and HMEC are collectively referred to as the Company. The following brief description of the Plan is provided for general information purposes. Readers should refer to the actual Plan document or the employee summary plan description for additional information.

The Plan is a defined-contribution plan covering all employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(b)	Contributions and Vesting

Participating employees may contribute up to 20% of eligible compensation, including salary, overtime, commissions, and certain incentive bonuses on a before-tax basis to one or more of twenty available investment options. Participant contributions and earnings thereon are fully vested at all times.

The total pre-tax contributions by participant were limited to $15,000 in 2006 and $14,000 in 2005. The limit will be subject to adjustments to reflect increases in the cost of living pursuant to Section 402(g) of the Internal Revenue Code. Participating employees who reached age 50 or older during the Plan year have the opportunity to make pretax, catch-up contributions subject to federal limits, which were $5,000 in 2006 and $4,000 in 2005.

Prior to January 1, 2002, the Company contributed an amount equal to 50% of the first 6% of eligible compensation contributed by participating employees. Employer contributions and earnings thereon vested 20% for each year of service, with full vesting occurring after five years of service. In addition, employer contributions generally become fully vested in the event of disability or death. Forfeitures of nonvested employer contributions serve to reduce future Company matching contributions, reinstate balances for rehires, and pay expenses.

Effective January 1, 2002, the Plan became a “safe harbor” Plan. In compliance with the “safe harbor”, the Company contributes 3% of eligible compensation to every employee. The 3% Company contribution is 100% vested at the time the contribution is made and is participant-directed. However, Company match contributions made prior to January 1, 2002, and prior to the adoption of the “safe harbor”, will continue to vest at the rate of 20% per year of service.

In accordance with the Omnibus Budget Reconciliation Act of 1993, eligible compensation for purposes of contributions was limited to $220,000 and $210,000 in 2006 and 2005, respectively.

4	(Continued)

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

(c)	Participant Accounts and Benefits

Each participant’s account is credited with the participant’s contribution, the Company’s contribution, an allocation of Plan investment earnings and charged with an allocation of administrative expenses. The benefit to which a given participant is entitled is the benefit that can be provided from that participant’s vested account. A participant subaccount is maintained in each of the investment funds in which a participant chooses to invest. There were 2,689 and 2,943 participants at December 31, 2006 and 2005, respectively.

(d)	Trust Agreement

Except for participant loans, all Plan assets are in a Master Trust held by The Northern Trust Quantitative Advisors, Inc. The Master Trust also includes the specifically identified assets of the HMSC Money Purchase Pension Plan. At both December 31, 2006 and 2005, the assets of the Plan represent 48% of the total assets in the Master Trust. The assets of the Plan are participant-directed investments and are deposited in a Horace Mann Life Insurance Company (HMLIC) Group Annuity Contract (Fixed Account), mutual funds, or HMEC Common Stock.

5	(Continued)

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

The following presents investments held at December 31, 2006 and 2005:

Description of investment	2006	2005
Mutual funds:
Wilshire VIT Equity Fund – HM Shares*	$13,280,014	12,390,624
Wilshire VIT Balanced Fund – HM Shares*	8,118,536	7,993,671
Fidelity VIP Mid Cap Portfolio*	6,346,312	5,385,521
T. Rowe Price Small Cap Value Fund	5,758,473	4,636,695
Wilshire VIT Small Cap Growth Fund – HM Shares	5,032,729	4,696,166
Wilshire VIT Socially Responsible Fund – HM Shares	4,826,948	3,599,510
Wilshire VIT International Equity Fund – HM Shares	4,527,024	3,181,977
Wilshire 5000 Index Portfolio	4,078,223	3,577,372
Wilshire Large Company Growth Portfolio	3,303,501	3,308,973
T. Rowe Price Small Cap Stock Fund	2,861,597	2,374,025
Fidelity VIP Overseas Portfolio	2,768,535	1,820,820
Fidelity VIP Growth Portfolio	2,456,883	2,025,984
Wells Fargo Advantage Opportunity Fund	1,921,325	1,591,244
Davis Value Portfolio	1,748,939	1,297,380
Wilshire VIT Income Fund – HM Shares	1,369,921	1,570,011
Putnam VT Vista Fund	1,228,149	1,178,483
J.P. Morgan U.S. Disciplined Equity Portfolio	866,926	655,302
Wilshire VIT Short-Term Investment Fund – HM Shares	487,040	531,381

Total mutual funds	70,981,075	61,815,139

HMLIC Fixed Account*	40,479,628	38,655,360
Horace Mann Educators Corporation Common Stock*	6,958,176	6,846,365

	$118,418,879	107,316,864

*Represents 5% or more of the Plan’s net assets held at year end.

(e)	Transfers and Withdrawals

Participants may transfer all or a portion of their account balance between the various investment funds on a daily basis. Participant withdrawals (as allowed under the Plan) are permitted on a weekly basis.

(f)	Loans

Effective October 1, 2002, participants may borrow a minimum of $1,000 up to a maximum of 50% of their vested account balance but no more than $50,000. The minimum term for a loan is 12 months and the maximum is 60 months (180 months for primary residence loans). Participants may have up to two active loans at one time. A $65 loan administration fee is deducted from the participant’s loan proceeds. Loans totaling $2,510,541 and $2,265,938 from 338 and 325 active participants were outstanding at December 31, 2006 and 2005, respectively. Interest rates charged on loans ranged from 5.00% to 9.25%.

6	(Continued)

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

(g)	Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in the Company’s pre-January 1, 2002, matching contributions and related investment earnings.

(h)	Forfeited Accounts

Amounts that are forfeited relate to the Company’s pre-January 1, 2002 matching contributions and any investment gains on those amounts and are used to offset the Company’s future contributions, reinstate balances for rehires, and pay expenses. Forfeitures were $3,794 and $38,043 for the years ended December 31, 2006 and 2005, respectively.

(i)	New Accounting Pronouncements

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). There was no material impact to the Plan’s financial statements or disclosures.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments in common stock. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Investments in the fixed fund are stated at contract value, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Participant loans are valued at the unpaid principal balance, which approximates fair value. Interest and dividend income is recorded as earned on an accrual basis.

(c)	Net Appreciation in Fair Value of Investments

In the statements of changes in net assets available for benefits, the Plan presents the net appreciation (depreciation) in the fair value of its investments which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments.

(d)	Plan Expenses

The Plan pays all Plan administrative expenses, consisting primarily of recordkeeping, trustee, audit, and legal fees. All investment fees have been included in the quarterly performance gains or losses reported for individual Plan funds.

7	(Continued)

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

(e)	Payment of Benefits

Benefit payments are recorded when paid.

(f)	Use of Estimates

The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(g)	Risks and Uncertainties

The Plan provides for investments in mutual funds and Horace Mann Educator Corporation common stock. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants account balances and the amounts reported in the statements of net assets available for benefits.

(3)	Investments

HMLIC Group Annuity Contract (Fixed and Separate Accounts).

(a)	Fixed Account

Within the HMLIC Group Annuity Contract plan, participants may invest in a fixed interest rate fund. Plan assets invested in this fixed interest rate fund are guaranteed by HMLIC and, as a result, are presented in the financial statements at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals by participants. The fair value of the group annuity contract is approximately equal to contract value at December 31, 2006 and 2005.

The actual credited interest rate on the group annuity contract was 4.50% for the years ended December 31, 2006 and 2005.

The minimum guaranteed annual interest rate per the group annuity contract is 4.50%. The actual credited interest rate may be reset by HMLIC with 30 days advance notice. The rate was unchanged from 2005 at 4.50%.

The Plan maintains the ability to discontinue the group annuity contract upon written notification to the contract issuer (HMLIC).

(b)	Mutual Funds

Participants may invest in eighteen mutual fund options. Mutual funds are stated at fair value, as determined by quoted market prices.

The investments of the underlying mutual funds are primarily common stocks, U.S. government and corporate bonds, and short-term commercial paper. Short-term commercial paper is presented at cost, which approximates fair value.

8	(Continued)

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

(c)	Appreciation (Depreciation)

The Plan’s investments (including realized gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during 2006 and 2005 as follows:

	2006	2005
Mutual funds	$8,444,885	$4,279,060
Common stock	497,367	(146,322)

	$8,942,252	$4,132,738

Total annual returns for each of the mutual funds were as follows:

	2006	2005
	(Unaudited)
Mutual funds:
Wilshire VIT Equity Fund – HM Shares	16.40%	5.32%
Wilshire VIT Balanced Fund – HM Shares	11.10	3.77
Fidelity VIP Mid Cap Portfolio	11.90	17.46
T. Rowe Price Small Cap Value Fund	15.50	8.04
Wilshire VIT Small Cap Growth Fund – HM Shares	10.80	3.20
Wilshire VIT Socially Responsible Fund – HM Shares	20.00	4.60
Wilshire VIT International Equity Fund – HM Shares	23.20	9.57
Wilshire 5000 Index Portfolio	14.10	5.33
Wilshire Large Company Growth Portfolio	4.90	8.31
T. Rowe Price Small Cap Stock Fund	12.00	7.71
Fidelity VIP Overseas Portfolio	17.30	18.23
Fidelity VIP Growth Portfolio	6.10	4.98
Wells Fargo Advantage Opportunity Fund	11.70	7.36
Davis Value Portfolio	14.50	8.92
Wilshire VIT Income Fund – HM Shares	3.50	1.47
Putnam VT Vista Fund	5.00	11.63
J.P. Morgan U.S. Disciplined Equity Portfolio	16.10	0.85
Wilshire VIT Short-Term Investment Fund – HM Shares	4.70	2.03

9	(Continued)

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

(d)	HMEC Common Stock

The Plan’s HMEC Common Stock at December 31, 2006 and 2005 consisted of 344,464 shares and 361,095 shares, respectively, of HMEC common stock, which is traded on the New York Stock Exchange under the symbol HMN. This investment is presented in the financial statements at fair value with a quoted market price at December 31, 2006 and 2005 of $20.20 and $18.96 per share, respectively.

Total annual returns for investments in the HMEC Common Stock were as follows:

1 Year		Since inception (November 1991)
2006	2005
8.99%	1.65%	7.34%

(4)	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated August 21, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

(5)	Related Party Transactions

Investment options available to Plan participants include investments in the common stock of the Plan sponsor’s parent, HMEC, and investments in annuity contracts guaranteed by HMLIC, a subsidiary of HMEC.

The Parent provides staffing, building space, and supplies at no cost to the Plan.

10

Supplemental Schedule

EIN: 37-0972590

Plan: 004

Horace Mann Supplemental Retirement and Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Number of Shares or Units	Description of Investment	Contract or Fair Value
	Mutual Funds:
473,122	Wilshire VIT Equity Fund-HM Shares	$13,280,014
332,663	Wilshire VIT Balanced Fund-HM Shares	8,118,536
157,257	Fidelity VIP Mid Cap Portfolio	6,346,312
106,185	T. Rowe Price Small Cap Value Fund	5,758,473
347,303	Wilshire VIT Small Cap Growth Fund- HM Shares	5,032,729
217,265	Wilshire VIT Socially Responsible Fund- HM Shares	4,826,948
269,544	Wilshire VIT International Equity Fund- HM Shares	4,527,024
314,530	Wilshire 5000 Index Portfolio	4,078,223
87,183	Wilshire Large Company Growth Portfolio	3,303,501
61,820	T. Rowe Price Small Cap Stock Fund	2,861,597
97,393	Fidelity VIP Overseas Portfolio	2,768,535
63,956	Fidelity VIP Growth Portfolio	2,456,883
50,323	Wells Fargo Advantage Opportunity Fund	1,921,325
113,367	Davis Value Portfolio	1,748,939
72,373	Wilshire VIT Income Fund-HM Shares	1,369,921
72,701	Putnam VT Vista Fund	1,228,149
52,642	J.P. Morgan U.S. Disciplined Equity Portfolio	866,926
39,438	Wilshire VIT Short-Term Investment Fund- HM Shares	487,040

	Total mutual funds	70,981,075

N/A	HMLIC Fixed Account*	40,479,628

344,464	Horace Mann Educators Corporation Common Stock*	6,958,176

	Participant loans (490 loans, interest rates ranging from 5.00% to 9.25%, maturing January 15, 2007 to November 30, 2021)	2,510,541

		$120,929,420

*Represents a party-in-interest.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Plan Committee of the Horace Mann Supplemental Retirement and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date 29 June 2007	HORACE MANN SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN

/s/ Bret A. Conklin
Bret A. Conklin
Senior Vice President and Controller